Mail Stop 4561




November 18, 2005


By U.S. Mail and facsimile to (740) 374-9349.

John W. Conlon
Chief Financial Officer and Treasurer
Peoples Bancorp Inc.
138 Putnam Street
P.O. Box 738
Marietta, OH 45750-0738

Re:	Peoples Bancorp Inc.
Form 10-K
	Filed March 15, 2005
	File No. 000-16772

Dear Mr. Conlon:

      We have reviewed your response letter filed with the Commission on October 17, 2005 and have the following additional comment. Please provide us with the requested information so we may better understand your response. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 12 - Financial Instruments with Off-Balance Sheet Risk, page
73

1. We note your response to comment 1 of our letter dated
September
23, 2005. Based on your response we understand that you will record a cumulative adjustment in the third quarter of 2005 to reflect no hedge accounting for this hedging relationship. Please tell us whether you intend to redesignate this hedging relationship as a cash flow hedge on a go-forward basis.

2. We note that under your prior methodology, you applied the matched terms guidance in DIG Issue G20 to assume no ineffectiveness in this hedging relationship. We do not feel that your swaption matches the fact pattern described in DIG Issue G20. DIG Issue G20 relates to the use of a purchased option to hedge the exposure to variability in expected future cash flows attributable to a particular rate or price beyond a specified level - which implies the use of a cap or floor.
If you intend to redesignate this hedging relationship as a cash flow hedge, please tell us how you intend to assess the effectiveness of this hedging strategy and describe your basis for using such a methodology.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3426 if you have questions.

Sincerely,



Angela Connell
Senior Accountant
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John W. Conlon
Peoples Bancorp Inc.
November 18, 2005
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